21001917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2021 Washington DC 416

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street Suite 3100
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Robotti 212 986-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue (Address) White Plains (City) NY (State) 10604 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert E. Robotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robotti Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC, STATE OF NEW YORK
SUSAN KAPLAN
NO. 01KA6052215
QUALIFIED IN ROCKLAND COUNTY
COMMISSION EXPIRES 12/11/20 22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2020

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Robotti Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robotti Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Robotti Securities, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Robotti Securities, LLC's management. Our responsibility is to express an opinion on Robotti Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Robotti Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Robotti Securities, LLC's auditor since 2007.
White Plains, New York
February 23, 2021

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

ROBOTTI SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 552,876
Commissions receivable	10,629
Securities owned, at fair value	303,095
Prepaid expenses and other assets	44,600
Deposit held at clearing broker	100,000
Furniture and equipment, less accumulated depreciation of $72,358	14,770
TOTAL ASSETS	$ 1,025,970

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation costs	$ 101,974
Accounts payable, accrued expenses, and other liabilities	79,250
Due to Parent and other related parties	114,615
Total liabilities	295,839
Commitments and contingencies (Notes 3, 4, 5, 6 and 7)	
Member's equity	730,131
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,025,970

See accompanying notes to financial statement.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Robotti Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis. In addition, any corresponding receivables and payables for trades that have not settled, if any, are recorded in the statement of financial condition as a net receivable or payable.

Marketable securities are stated at fair value.

Revenue Recognition

The Company recognized revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

the transaction price to the performance, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns commission revenue by acting primarily as an agent on behalf of customers. The Company's performance obligations in such situations consist of trade execution and clearing services and are satisfied on the date (the "Trade Date") the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer. Commissions are paid to the Company on the date the trade actually settles, generally two days after the Trade Date. Accordingly, commission revenues and a correspondingly receivable are recorded on the Trade Date.

Under commission management programs, the Company is a recipient of research payments from institutional clients whereby a portion of the commissions otherwise paid by such clients to other executing brokers are allocated to the Company for research services provided by it. The Company generally recognizes such amounts in the period in which it receives notification of such discretionary allocation by the institutional client.

The Company earns revenues from various related parties, as further discussed in Note 3 to the financial statement.

Concentration of Credit Risk

The Company maintains cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a portion of its cash at its clearing broker. These assets maintained at the clearing broker are subject to the credit risk of the clearing broker.

Furniture and Equipment

Furniture and equipment are stated at cost.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Parent is a corporation with S corporation status and the Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not generally record a provision for federal and state income taxes. The city of New York ("NYC") does not recognize S corporation status and the Company's results are included in the Parent's NYC tax return. Accordingly, the Company will recognize its share of the NYC tax expense incurred by the Parent. To the extent that the Company is confident of the ultimate realization of any NYC net operating loss ("NOL") available to the Parent, it will record its pro-rata share of any such NOL. In addition, the state of California imposes a tax on limited liability companies which is computed on a standalone.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank as well as cash and money market funds held in the Company's accounts at its clearing broker. The Company classifies its deposit that is held at its clearing broker as restricted cash.

Major Customers

During 2020, two of the Company's customers each accounted for more than 10% of the Company's commission revenue. In aggregate, these customers accounted for approximately 62% of total commission revenue. Each of these entities is related to the Company by common ownership, management, or employment.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1] and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

New Accounting Pronouncement

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, *Measurement of Credit Losses on Financial Instruments - Credit Losses* ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncement (Continued)

held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. The Company identified in-scope assets impacted by the new standard as cash and accounts receivable. ASC 326 specifies that the Company adopt the new guidance prospectively by recording a cumulative-effect adjustment to the opening partners' capital as of the beginning of the period of adoption. Effective January 1, 2020, the Company adopted FASB ASU 2016-13 and accordingly recognized a cumulative-effect adjustment of $0.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 2. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2020, consisted of the following:

Furniture and equipment	$ 87,128
Less: accumulated depreciation	(72,358)
Furniture and equipment, net	$ 14,770

NOTE 3. RELATED-PARTY TRANSACTIONS

Advances

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

Expense Sharing Arrangements

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors, and certain other affiliates of the Parent (the Parent, Advisors, and other

NOTE 3. RELATED-PARTY TRANSACTIONS (CONTINUED)

Expense Sharing Arrangements (Continued)

affiliates are collectively referred to as the "Affiliates"). In addition, pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as certain other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Company and the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs be based primarily on the estimated usage of such services by the Company and the Affiliates.

Securities Owned

Included in "Securities owned, at fair value" in the accompanying statement of financial condition is approximately $1,100 of securities of a company in which an officer of the Company serves as a director.

Placement Services

The Company has entered into placement agent agreements (each a "Placement Agreement") with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Managers"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles.

In one Placement Agreement, as compensation for these services, the managing member has agreed to pay the Company a placement fee of 35% percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicle placed by the Company.

In the remaining Placement Agreements, each Manager has agreed to pay a placement fee to the Company equaling the compensation due to the Company's employees for providing such services, plus a 5% markup. The amount due employees is based on a percentage of management fee and incentive allocations earned by the Managers relating to interests in the vehicles placed by the Company. In December 2020, one Manager advanced $50,000 to it for any placement fee due for 2020. At December 31, 2020, the advance was approximately $47,000 in excess of the actual amount due and is included

Note 3. **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Placement Services (Continued)

in "Due to Parent and other related parties" on the Company's statement of financial Condition.

NOTE 4. **CONTINGENCIES**

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2020, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

Covid-19 Pandemic

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. There were no disruptions to business during 2020 or anticipated disruptions in the future to the operations of the business as result of the pandemic. The Company is continually monitoring the circumstances surrounding COVID-19, as well as the economic and market conditions to determine any future potential effects on operations.

NOTE 5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate Indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2020, the Company had net capital of $583,206, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 50.73% as of December 31, 2020.

In 2020, the Company received capital contributions from the Parent amounting to $225,000. The Parent has stated its intent to provide capital, if needed, to support regulatory net capital requirements and operations through February 28, 2022.

NOTE 6. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)

other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker and by requiring customers to deposit additional collateral or reduce positions when necessary. From time to time, the Company will hold positions of securities sold but not yet purchased ("short positions"). The value of short positions are collateralized by marketable securities and cash held by the clearing broker. When entering into such transactions, the Company will be obligated to purchase the securities at a future date and will incur a loss if the market value of the security subsequently increases prior to the Company closing its position. At December 31, 2020, the Company did not hold any short positions.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Parent adopted a 401(k) plan (the "401(k)") that will cover employees of the Company. The 401(k) permits an employer discretionary match to the plan based on either employee earnings or employee contributions to the plan. The Parent will allocate to the Company its share of the employer matching contribution, if any. The Company has accrued approximately $7,000 for its share of any employer match for 2020. There was no funding of an employer match with regard to 2020, as of December 31, 2020.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

NOTE 8. FAIR VALUE MEASUREMENTS (CONTINUED)

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds:					
Held at clearing broker	$ 46,883	$ -	$ -	$ 46,883	(a)
Held at bank	1,301	-	-	1,301	(a)
Total money market funds	48,184	-	-	48,184	
Equity securities owned, at fair value:					
Consumer discretionary	-	7,200	-	7,200	(a)
Energy sector	102,413	-	-	102,413	(a)
Health care	36	-	-	36	(a)
Industrials	-	483	48,450	48,933	(a) (c)
Materials	72,792	-	-	72,792	(a)
Real estate	-	1,178	-	1,178	(a)
Transportation & shipping	70,543	-	-	70,543	(a)
Total equity securities owned, at fair value	245,784	8,861	48,450	303,095	
Total money market funds and securities owned	$ 293,968	$ 8,861	$ 48,450	$ 351,279	

Money market funds, as well as long and short equity securities, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Robotti Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Robotti Securities, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Robotti Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

CITRINCOOPERMAN®
Accountants and Advisors

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

White Plains, New York
February 23, 2021

Robotti Securities, LLC
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2020

SIPC-7 – general assessment	$ 1,941
Less amounts paid:	
July 2020	1,061
Amount due with Form SIPC-7	$ 880

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountant's agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7).